UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
[✓]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2023
Or
[X]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to ____

Commission file number 001-13253

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
RENASANT BANK 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
RENASANT CORPORATION
209 Troy Street
Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan
Form 11-K
For the Year Ended December 31, 2023

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee, Plan Administrator, and Plan Participants of the Renasant Bank 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes to the financial statements (collectively, “the financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ HORNE LLP

We have served as the Plan’s auditor since 2005.

Memphis, Tennessee
June 27, 2024

Renasant Bank 401(k) Plan
Statements of Net Assets Available for Benefits

(In Thousands)

	December 31,
	2023	2022

Assets
Investments, at fair value
Mutual funds	$198,703	$164,879
Separately managed accounts	70,834	68,313
Renasant Corporation common stock	21,842	23,415
Total investments	291,379	256,607

Receivables
Company contributions	123	122
Participant contributions	232	222
Notes receivable from participants	3,908	3,653
Total receivables	4,263	3,997

Net assets available for benefits	$295,642	$260,604

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

(In Thousands)

	Year Ended December 31,
	2023	2022

Investment income
Interest	$226	$168
Dividends	5,749	6,138
Net appreciation (depreciation) in fair value of investments	29,874	(52,003)
Other income	39	5
Total investment income (loss)	35,888	(45,692)

Contributions
Company	6,846	7,040
Participants	13,430	12,900
Rollovers	1,870	1,105
Transfer of assets into plan	1,559	—
Total contributions	23,705	21,045

Deductions
Benefits paid to participants	24,368	28,516
Corrective distributions	—	8
Administrative expenses and fees	187	309
Total deductions	24,555	28,833

Net increase (decrease) in net assets available for benefits	35,038	(53,480)

Net assets available for benefits:
Beginning of year	260,604	314,084

End of year	$295,642	$260,604

See Notes to Financial Statements.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan
This description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan that includes a “safe harbor” arrangement within the meaning of Section 401(k)(13) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers substantially all employees of Renasant Bank (the “Bank”) and its parent company, Renasant Corporation (the “Company”), as well as all employees of the Bank’s wholly-owned subsidiaries, Renasant Insurance, Inc., Park Place Capital Corporation and Continental Republic Capital, LLC. The Plan was amended in 2021, such that executive officers are no longer eligible to receive an allocation of the Bank’s profit sharing contributions. The Plan was amended in 2022 to add Continental Republic Capital, LLC as a participating employer. Following the Bank’s acquisition of Southeastern Commercial Finance, LLC in 2022, The Southeastern Commercial Finance 401(k) Profit Sharing Plan was merged into the Plan, with the assets transferring into the Plan during 2023.

Eligibility: Common law employees, other than employees subject to a collective bargaining agreement, non-resident aliens and temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan document. Any deferrals in excess of applicable IRS limits are distributed to the participant in accordance with the terms of the Plan and are included in the line item “Corrective distributions” in the Statements of Changes in Net Assets Available for Benefits. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

Provisions of the Plan allow participants who were age 50 years or older during the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent participant compensation deferrals in excess of regular plan and statutory limits.

The Bank matches 100% of each eligible participant’s voluntary deferrals, including catch-up contributions, up to 4% of compensation. The Bank may elect to make a profit sharing contribution in any year, allocated as a level percentage of the compensation of each eligible participant and the same percentage of compensation of each eligible participant in excess of the Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in a predecessor plan - The Peoples Bank & Trust Company Money Purchase Plan - and an ESOP account for those participants who previously participated in the Renasant Bank Employee Stock Ownership Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. If the Bank elects to make a discretionary profit sharing contribution to non-executive participants, such contributions are made and allocated at the end of the Plan Year to the accounts of eligible participants (a) who are employed on the last day of the Plan Year and are credited with 1,000 hours of service during such year, (b) who die or become disabled during the Plan Year, or (c) who attain the normal retirement age while employed. No additional contributions are allocated to money purchase accounts or ESOP accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day. The Plan allows participants to invest in common stock of the Company (“Employer Stock”). Participants may elect annually whether cash dividends paid on Employer Stock will be re-invested in additional shares of Employer Stock within the individual participant’s account or be paid to the participant in cash.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note A – Description of Plan (continued)

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Nondiscretionary profit sharing contributions vest under a six-year graduated schedule as presented below:

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Safe harbor matching contributions vest 100% after two years of service.
Forfeitures: Forfeitures of non-vested contributions are used to reduce future employer contributions or to pay plan expenses. There were forfeitures used in the amount of $164,934 and $296,402 for the years ended December 31, 2023 and 2022, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account, which are paid in the form of an annuity, unless a participant otherwise elects.

Administrative Expenses: Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Company at the Company’s discretion.

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s accounts and bear interest at 1% over the Prime Rate published in The Wall Street Journal on the first business day of the month before the loan is originated. At December 31, 2023, the Prime Rate was 8.50%. The interest rate is fixed for the life of the loan. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an arms-length transaction between market participants at the measurement date. Refer to Note G, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note B – Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred after December 31, 2023 through the date of issuance of its financial statements.

No significant events that required adjustment to or disclosure in the financial statements occurred prior to the issuance of the accompanying financial statements.

Note C – Related Party Transactions

The Bank sponsors the Plan. Common stock of the Company is one of the investment options in the Plan. The Bank is the trustee of the Plan. Great-West Life & Annuity Insurance Company and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are offered in the form of separately managed accounts, each consisting of mutual funds. Although these separately managed accounts bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note E – Tax Status

The Plan obtained its latest determination letter on July 27, 2017, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan sponsor believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note G – Fair Value Measurements
(In Thousands)

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).

Renasant Bank 401(k) Plan
Notes to Financial Statements
Note G – Fair Value Measurements (continued)

The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Mutual funds: These investments are valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is calculated by subtracting a fund’s liabilities from its assets and then dividing by the number of outstanding shares. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded. (Level 1)

Separately managed accounts: The initial pricing inputs are the quoted share prices obtained for the underlying mutual funds. (Level 1)

Renasant Corporation common stock: The Company’s common stock is traded on the New York Stock Exchange and is valued using the closing price on the last day of the Plan year. (Level 1)

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2023 and 2022:

	Quoted Prices in Active Markets for Identical Assets
	(Level 1)	Totals
December 31, 2023
Mutual funds	$198,703	$198,703
Separately managed accounts	70,834	70,834
Renasant Corporation common stock	21,842	21,842
Total investments	$291,379	$291,379

December 31, 2022
Mutual funds	$164,879	$164,879
Separately managed accounts	68,313	68,313
Renasant Corporation common stock	23,415	23,415
Total investments	$256,607	$256,607

Transfers between levels of the fair value hierarchy are reported at the beginning of the reporting period in which they occur.

SUPPLEMENTAL SCHEDULE

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2023
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Equity and fixed income mutual funds
	AB	Large Cap Growth Z	***	$7,784
	American Century	Small Cap Growth R6	***	4,782
	Baird	Core Plus Bond Institutional	***	2,096
	Buffalo	International Institutional	***	750
**	Federated	Government Obligation Premier	***	22,429
**	Federated	Hermes Intl Small-Mid Co FD	***	3,708
**	Federated	Institutional High Yield Bond R6	***	1,200
**	Federated	Small Cap FD R6FKALX	***	0
**	Federated	Total Return Bond R6	***	1,113
	Hartford	Dividend and Growth R6	***	3,533
	Oppenheimer	International Small-Mid Co Y	***	0
	John Hancock	International Growth R6	***	0
	JP Morgan	Core Bond R6	***	3,890
	JP Morgan	Emerging Mkts Eq R6	***	467
	JP Morgan	Equity Income R6	***	5,217
	JP Morgan	Growth Advantage R6	***	15,780
	JP Morgan	Hedged Equity R6	***	11,198
	JP Morgan	Undiscovered MGRS Behavioral Value L	***	3,093
	Metropolitan West	Total Return Bond - I	***	0
	MFS	Mid Cap Growth R6	***	5,071
	MFS	Mid Cap Value R6	***	2,279
	T. Rowe Price	Retirement 2015	***	1,285
	T. Rowe Price	Retirement 2020	***	3,972
	T. Rowe Price	Retirement 2025	***	9,725
	T. Rowe Price	Retirement 2030	***	12,618
	T. Rowe Price	Retirement 2035	***	9,296
	T. Rowe Price	Retirement 2040	***	7,773
	T. Rowe Price	Retirement 2045	***	6,298
	T. Rowe Price	Retirement 2050	***	4,942
	T. Rowe Price	Retirement 2055	***	4,239
	T. Rowe Price	Retirement 2060	***	2,662
	T. Rowe Price	Retirement 2065	***	1,191
	Vanguard	Developed Markets Index Admiral	***	2,985
	Vanguard	Large Cap Index Admiral	***	9,569
	Vanguard	Mid Cap Index Admiral	***	4,663
	Vanguard	Small Cap Index Fund Admiral	***	5,172
	Vanguard	Total Intl Stock Index Admiral	***	1,709

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2023
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Vanguard	Total Stock MRK Index Admiral	***	16,214
				$198,703

	Separately managed accounts (fund of funds)

*/**	Renasant Bank Income Account:
	AB	Large Cap Growth Z	***	$143
	American Century	Small Cap Growth R6	***	122
	Baird	Core Plus Bond Institutional	***	715
	Buffalo	International Fund Institutional	***	132
	Cohen & Steers	Real Estate Securities Z	***	122
	Federated	Government Obligation Premier	***	490
	Federated	Hermes International Small-Mid Company	***	122
	Federated	Hermes Total Return Bond R6	***	717
	Federated	Institutional High Yield Bond R6	***	122
	First Eagle	Global I	***	61
	Hartford	Dividend & Growth R6	***	174
	Hartford	International Value R6	***	160
	JP Morgan	Core Bond R6	***	715
	JP Morgan	Emerging Markets Equity R6	***	122
	JP Morgan	Equity Income	***	174
	JP Morgan	Global Bond Opportunities R6	***	426
	JP Morgan	Growth Advantage R6	***	143
	JP Morgan	Hedged Equity R6	***	122
	JP Morgan	Undiscovered Mgrs Behavioral	***	61
	MFS	Mid Cap Value R6	***	244
	Pimco	Income International	***	539
	Schwab	Treasury Inflation Report	***	183
	Value Line	Mid Cap Focused Fund Institutional	***	61
	Vanguard	Developed Markets Index Admiral Class	***	73
	Vanguard	Large Cap Index Admiral Class	***	158
	Total Renasant Bank Income Fund			$6,101

*/**	Renasant Bank Conservative Growth Account:
	AB	Large Cap Growth Z	***	$555
	American Century	Small Cap Growth R6	***	605
	Baird	Core Plus Bond Institutional	***	1,991
	Buffalo	International Fund Institutional	***	666
	Cohen & Steers	Real Estate Securities Z	***	605
	Federated	Government Obligation Premier	***	1,216

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2023
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	Federated	Hermes International Small-Mid Company	***	403
	Federated	Hermes Total Return Bond R6	***	1,997
	Federated	Institutional High Yield Bond R6	***	203
	First Eagle	Global I	***	202
	Hartford	Dividend & Growth R6	***	655
	Hartford	International Value R6	***	787
	JP Morgan	Core Bond R6	***	1,989
	JP Morgan	Emerging Markets Equity R6	***	605
	JP Morgan	Equity Income	***	655
	JP Morgan	Global Bond Opportunities R6	***	1,412
	JP Morgan	Growth Advantage R6	***	555
	JP Morgan	Hedged Equity R6	***	605
	JP Morgan	Undiscovered Mgrs Behavioral	***	403
	MFS	Mid Cap Value R6	***	807
	Pimco	Income International	***	1,500
	Schwab	Treasury Inflation Report	***	605
	Value Line	Mid Cap Focused Fund Institutional	***	202
	Vanguard	Developed Markets Index Admiral Class	***	363
	Vanguard	Large Cap Index Admiral Class	***	605
	Total Renasant Bank Conservative Growth Plan			$20,191

*/**	Renasant Bank Moderate Growth Account:
	AB	Large Cap Growth Z	***	$644
	American Century	Small Cap Growth R6	***	725
	Baird	Core Plus Bond Institutional	***	1,402
	Buffalo	International Fund Institutional	***	745
	Cohen & Steers	Real Estate Securities Z	***	544
	Federated	Government Obligation Premier	***	729
	Federated	Hermes International Small-Mid Company	***	544
	Federated	Hermes Total Return Bond R6	***	1,407
	Federated	Institutional High Yield Bond R6	***	182
	First Eagle	Global I	***	363
	Hartford	Dividend & Growth R6	***	735
	Hartford	International Value R6	***	852
	JP Morgan	Core Bond R6	***	1,402
	JP Morgan	Emerging Markets Equity R6	***	725
	JP Morgan	Equity Income	***	735
	JP Morgan	Global Bond Opportunities R6	***	907

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2023
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

	JP Morgan	Growth Advantage R6	***	644
	JP Morgan	Hedged Equity R6	***	544
	JP Morgan	Undiscovered Mgrs Behavioral	***	363
	MFS	Mid Cap Value R6	***	907
	Pimco	Income International	***	1,057
	Schwab	Treasury Inflation Report	***	726
	Value Line	Mid Cap Focused Fund Institutional	***	181
	Vanguard	Developed Markets Index Admiral Class	***	399
	Vanguard	Large Cap Index Admiral Class	***	689
	Total Renasant Bank Moderate Growth Plan			$18,151

*/**	Renasant Bank Growth Account:
	AB	Large Cap Growth Z	***	$556
	American Century	Small Cap Growth R6	***	639
	Baird	Core Plus Bond Institutional	***	681
	Buffalo	International Fund Institutional	***	532
	Cohen & Steers	Real Estate Securities Z	***	383
	Federated	Government Obligation Premier	***	386
	Federated	Hermes International Small-Mid Company	***	511
	Federated	Hermes Total Return Bond R6	***	684
	Federated	Institutional High Yield Bond R6	***	129
	First Eagle	Global I	***	256
	Hartford	Dividend & Growth R6	***	620
	Hartford	International Value R6	***	593
	JP Morgan	Core Bond R6	***	683
	JP Morgan	Emerging Markets Equity R6	***	639
	JP Morgan	Equity Income	***	620
	JP Morgan	Global Bond Opportunities R6	***	511
	JP Morgan	Growth Advantage R6	***	556
	JP Morgan	Hedged Equity R6	***	384
	JP Morgan	Undiscovered Mgrs Behavioral	***	384
	MFS	Mid Cap Value R6	***	767
	Pimco	Income International	***	514
	Schwab	Treasury Inflation Report	***	639
	Value Line	Mid Cap Focused Fund Institutional	***	256
	Vanguard	Developed Markets Index Admiral Class	***	281
	Vanguard	Large Cap Index Admiral Class	***	588
	Total Renasant Bank Growth Plan			$12,792

RENASANT BANK
401(k) Plan
Employer Identification Number 64-0220550
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
December 31, 2023
(In Thousands)

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*/**	Renasant Bank Aggressive Growth Account:
	AB	Large Cap Growth Z	***	$652
	American Century	Small Cap Growth R6	***	680
	Baird	Core Plus Bond Institutional	***	472
	Buffalo	International Fund Institutional	***	761
	Cohen & Steers	Real Estate Securities Z	***	544
	Federated	Government Obligation Premier	***	410
	Federated	Hermes International Small-Mid Company	***	680
	Federated	Hermes Total Return Bond R6	***	473
	First Eagle	Global I	***	272
	Hartford	Dividend & Growth R6	***	652
	Hartford	International Value R6	***	761
	JP Morgan	Core Bond R6	***	470
	JP Morgan	Emerging Markets Equity R6	***	952
	JP Morgan	Equity Income	***	652
	JP Morgan	Global Bond Opportunities R6	***	408
	JP Morgan	Growth Advantage R6	***	652
	JP Morgan	Hedged Equity R6	***	544
	JP Morgan	Undiscovered Mgrs Behavioral	***	408
	MFS	Mid Cap Value R6	***	952
	Pimco	Income International	***	355
	Schwab	Treasury Inflation Report	***	544
	Value Line	Mid Cap Focused Fund Institutional	***	272
	Vanguard	Developed Markets Index Admiral Class	***	381
	Vanguard	Large Cap Index Admiral Class	***	652
	Total Renasant Bank Aggressive Growth Plan			$13,599

	Total Separately managed accounts (fund of funds)			$70,834

	Common stock fund
**	Renasant Corporation	Common Stock	***	$21,842

	Receivables
**	Company Contributions	Company’s annual matching and nondiscretionary contribution	***	$123
**	Participant Contributions	Participant contributions made in 2024 earned in 2023	***	$232
**	Notes Receivable from Participants	Range of interest rates from 4.25% to 9.50% with maturity dates through 2033	***	$3,908

	Total assets (held at end of year)			$295,642

*    Asset allocation plan administered by Renasant Trust Division-not a registered equity mutual fund under the Investment Company Act of 1940, as amended.
**        Denotes party-in-interest.
*** Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(k) PLAN

Date:	June 27, 2024	by:	/s/ Leslie Ausbon
Leslie Ausbon
Executive Vice President and
Chief Human Resources Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm